UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Elastic N.V.

(Name of Issuer)

ORDINARY SHARES, €0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

N14506104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N14506104	SCHEDULE 13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Hexavest S.à r.l
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. N14506104	SCHEDULE 13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures VI (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. N14506104	SCHEDULE 13G/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Associates VI Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12.	TYPE OF REPORTING PERSON CO

CUSIP No. N14506104	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Elastic N.V. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

800 West El Camino Real
Suite 350
Mountain View, California 94040

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Hexavest S.à r.l, a Luxembourg limited liability company (“Hexavest”).

(ii)	Index Ventures VI (Jersey) L.P., a Jersey, Channel Islands partnership.

(iii)	Index Venture Associates VI Limited, a Jersey, Channel Islands corporation.

The address of the principal business office of Hexavest is 4 Rue De Fort Wallis, Luxembourg, L-2714 and for Index Ventures VI (Jersey) L.P. and Index Venture Associates VI Limited is 5th Floor, 44 Esplanade, St. Helier, Jersey, Channel Islands JE1 3FG.

Prior to the final distribution of Ordinary Shares of the Issuer to the shareholders of Hexavest, the shareholders of Hexavest included: Index Ventures IV (Jersey) LP (“Index Ventures IV”), Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP (“Index Ventures IV Parallel”), Index Ventures VI (Jersey) LP (“Index Ventures VI”), Index Ventures VI Parallel Entrepreneur Fund (Jersey) LP (“Index Ventures VI Parallel” and, together with Index Ventures IV, Index Ventures IV Parallel and Index Ventures VI, the “Index Funds”) and Yucca (Jersey) SLP (“Yucca”). Index Ventures Associates IV Limited (“Index Ventures IV GP”) is the managing general partner of Index Ventures IV and Index Ventures IV Parallel, and Index Ventures Associates VI Limited (“Index Ventures VI GP”) is the managing general partner of Index Ventures VI and Index Ventures VI Parallel. The general partner of Yucca is Yucca Associates Limited (“Yucca Associates”). Yucca is an Index co-investment vehicle that is contractually required to mirror the Index Funds’ investment in the Ordinary Shares.

(d)	Title of Class of Securities:

Ordinary Shares, €0.01 par value per share ( “Ordinary Shares”)

(e)	CUSIP Number:

N14506104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. N14506104	SCHEDULE 13G/A	Page 6 of 8 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. N14506104	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 4.	Ownership.

(a)	and (b) Amount beneficially owned:

(i)	Hexavest directly owns 0 Ordinary Shares, which represents approximately 0.0% of the outstanding shares of Ordinary Shares.

(ii)	Index Ventures VI (Jersey), L.P. may be deemed to beneficially own all of the 0 Ordinary Shares directly held by Hexavest.

(iii)	Index Venture Associates VI Limited may be deemed to beneficially own all of the 0 Ordinary Shares directly held by Hexavest.

(c)	Number of shares as to which such person has:

	Number of Ordinary Shares
Reporting Person	(i)	(ii)	(iii)	(iv)
Hexavest Sàrl	0	0	0	0
Index Ventures VI	0		0
Index Ventures VI GP	0		0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. N14506104	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2020

HEXAVEST S.à r.l

By:	/s/ Alberto Morandini and /s/ Emilie Bordaneil
Name: Alberto Morandini and Emilie Bordaneil
Title: Managers

INDEX VENTURES VI (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

INDEX VENTURE ASSOCIATES VI LIMITED

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director